# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PERMA FIX ENVIRONMENTAL SERVICES INC, CIK 0000891532
CUSIP: 714157203
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 8302 DUNWOODY PLACE, SUITE 250, ATLANTA, Georgia (GA), 30350
Date of event which requires filing of this statement: 08/24/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001385702

## Reporting persons
- MAK CAPITAL ONE LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,016,047; sole dispositive power 0; shared dispositive power 1,016,047; aggregate amount beneficially owned 1,016,047 (4.8% of the class)
  Comment: The calculation is based upon 1,016,047 shares of Common Stock beneficially owned as of 08/28/2026 and a total of 21,218,351 shares of Common Stock, $0.001 par value per share, outstanding as of August 7, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 2026.
- MAK Capital Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); member of a group; sole voting power 0; shared voting power 1,016,047; sole dispositive power 0; shared dispositive power 1,016,047; aggregate amount beneficially owned 1,016,047 (4.8% of the class)
  Comment: The calculation is based upon 1,016,047 shares of Common Stock beneficially owned as of 08/28/2026 and a total of 21,218,351 shares of Common Stock, $0.001 par value per share, outstanding as of August 7, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 2026.
- Kaufman Michael A: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 1,016,047; sole dispositive power 0; shared dispositive power 1,016,047; aggregate amount beneficially owned 1,016,047 (4.8% of the class)
  Comment: The calculation is based upon 1,016,047 shares of Common Stock beneficially owned as of 08/28/2026 and a total of 21,218,351 shares of Common Stock, $0.001 par value per share, outstanding as of August 7, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 2026.

## Item 1. Issuer
Name of issuer: PERMA FIX ENVIRONMENTAL SERVICES INC
Address of issuer's principal executive offices: 8302 DUNWOODY PLACE, SUITE 250, ATLANTA, GEORGIA, 30350

## Item 2. Person Filing
Name of person filing:
This Amendment No. 2 to Schedule 13G is being filed by:

i. MAK Capital Fund LP ("MAK Fund")

ii. MAK Capital One L.L.C. ("MAK Capital"); and

iii. Michael A. Kaufman ("Mr. Kaufman," and collectively with MAK Fund and MAK Capital, the "Reporting Persons")
Address of principal business office or, if none, residence: The principal business address of (i) MAK Fund is c/o Wakefield Quin, Victoria Place, 31 Victoria Street, Bermuda; and (ii) MAK Capital and Mr. Kaufman is 590 Madison Avenue, 31st Floor, New York, NY 10022.
Citizenship:
MAK Capital Fund LP is a Bermuda limited partnership.

MAK Capital One L.L.C. is a Delaware limited liability company.

Mr. Kaufman is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,016,047
Percent of class:
4.8%

The calculation is based upon 1,016,047 shares of Common Stock beneficially owned as of 08/28/2026 and a total of 21,218,351 shares of Common Stock, $0.001 par value per share, outstanding as of August 7, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 2026.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,016,047
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,016,047

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- MAK CAPITAL ONE LLC: /s/ Michael A. Kaufman, Managing Member (08/28/2026)
- MAK Capital Fund LP: /s/ Michael A. Kaufman, Managing Member (08/28/2026)
- Kaufman Michael A: /s/ Michael A. Kaufman, Michael A. Kaufman (08/28/2026)